Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Finance of America Companies Inc.
Plano, Texas
We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-256453) and Form S-8 (Nos. 333-257180, 333-261461, and 333-265690) of Finance of America Companies Inc. of our reports dated March 16, 2023, relating to the consolidated financial statements and the effectiveness of Finance of America Companies Inc.’s internal control over financial reporting, which appear in this Form 10-K.

/s/ BDO USA, LLP

Philadelphia, Pennsylvania
March 16, 2023

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.